UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of May 2009
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.

(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      ☒  Form 20-F                                                         ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐     Yes                                                        ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

       Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated May 20, 2009.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant) By: /s/ Ronit Zmiri Name: Ronit Zmiri Title: Corporate Secretary

Dated: May 20, 2009

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated May 20, 2009

Exhibit 1

Earning Release

ELBIT SYSTEMS REPORTS STRONG

FIRST QUARTER 2009 RESULTS

Record backlog of orders at $5.1 billion;

Revenues increased by 6.6% YoY to $657 million;

Diluted net earnings per share increased by 36% YoY to $1.02

Haifa, Israel, May 20, 2009 – Elbit Systems Ltd. (the “Company”) (NASDAQ: ESLT, TASE: ESLT), the international defense company, today reported its consolidated financial results for the first quarter ended March 31, 2009.

Consolidated revenues increased by 6.6% to $656.9 million, as compared to $616.1 million in the first quarter of 2008. The Company’s revenues in the C4ISR area of operations increased significantly in the first quarter of 2009 compared to the first quarter of 2008, as a result of increased sales of communication equipment and unmanned air vehicle systems to a number of customers. Other than relatively minor fluctuations, the percentage mix of revenues derived from the various geographical regions remained steady, as compared to the first quarter of 2008.

Gross profit increased by 22% to $208.3 million (31.7% of revenues)for the first quarter of 2009, as compared with gross profit of $170.7 million (27.7% of revenues) in the first quarter of 2008. The strong gross profit margin was primarily the result of a mix of projects performed with higher gross profit, and in part due to the strength of the U.S. Dollar versus the Israeli Shekel during the first quarter of 2009, which affected the labor costs incurred in Shekels.

Research and development (“R&D”) - The Company continually invests in R&D in order to maintain and further advance its technologies, in accordance with its long-term plans. In the quarter ended March 31, 2009 net R&D expenses totaled $45.9 million (7.0% of revenues), as compared to $38.0 million (6.2% of revenues) in the quarter ended March 31, 2008.

Marketing and selling expenses - The Company incurs marketing and selling expenses in developing new markets and pursuing from time to time various business opportunities according to the Company’s plan. Marketing and selling expenses in the quarter ended March 31, 2009 were $56.9 million (8.7% of revenues), as compared to $52.5 million (8.5% of revenues) in the quarter ended March 31, 2008.

General and administrative (“G&A”) expenses were $28.9 million (4.4% of revenues) in the quarter ended March 31, 2009, as compared to $31.6 million (5.1% of revenues) in the quarter ended March 31, 2008.

Net financial expenses were $19 million in the quarter ended March 31, 2009,as compared to $4.6 million in the quarter ended March 31, 2008. The increase in net financial expenses was mainly a result of the strengthening of the U.S. Dollar against the Israeli Shekel, which affected the value of the Company’s currency hedge derivatives in Israeli Shekels.

Earning Release

Provision for taxes was $12.2 million (effective tax rate of 21.3%)in the quarter ended March 31, 2009, as compared to a provision for taxes of $7.9 million (effective tax rate of 16.5%) in the quarter ended March 31, 2008. The change in the effective tax rate is attributable mainly to the mix of the tax rates in the various tax jurisdictions in which the Company entities generating the taxable income operate.

Net income attributable to the Company increased by 34.5% to $43.3 million (6.6% of revenues)for the first quarter of 2009, as compared with $32.2 million (5.2% of revenues) in the first quarter of 2008. According to SFAS No. 160, which is applicable to the Company’s results for the first time in the first quarter of 2009, consolidated net income attributable to the Company is calculated after eliminating net income or loss attributable to non-controlling interests.

Diluted net earnings per share attributable to the Company for thefirst quarter of 2009 was $1.02, as compared with $0.75 for thefirst quarter of 2008, an increase of 36%.

The Company’s backlog of orders totaled $5,091 millionas of March 31, 2009, as compared with $5,030 million as of December 31, 2008. Approximately 67% of the backlog relates to orders outside of Israel. Approximately 72% of the Company’s backlog as of March 31, 2009, is scheduled to be performed during the upcoming three quarters of 2009 and during 2010.

Operating Cash flow was $5.4 millionduring the first quarter of 2009, as compared to $66.3 million in the first quarter of 2008. The decrease in the operating cash flow in the first quarter of 2009 was mainly a result of a reduction in the overall amount of advanced payments from customers.

Recent Events:

On April 7, 2009, the Company completed the purchase of the minority shares of its previously 51%-owned subsidiary Kinetics Ltd. (“Kinetics”). The Company purchased the remaining 49% of the shares from Kinetics’ minority shareholders for a maximum total consideration of $118 million, of which $110 million was paid upon closing, and the balance is subject to Kinetics’ 2009 financial results.

On May, 5, 2009, the Company’s wholly-owned subsidiary Elbit Systems of America, LLC, was selected as part of an industry team led by Rockwell Collins for the system integration and prototype phase of the Ground Soldier Ensemble (GSE) program for the U.S. Army. Elbit Systems of America and Rockwell Collins together formed “Team Spartan”. The team was selected, as one of three teams, in a competition among several U.S. companies to develop the next-generation soldier-worn computer system. The system will provide situational awareness to soldiers during intense operations in a configuration that optimizes size, weight and power and can be customized for different missions.

On May 7, 2009, the Company’s subsidiary, Elisra Electronic Systems Ltd. (Elisra), was awarded a contract by Lockheed Martin Canada Ltd. valued at approximately $55 million to supply Electronic Warfare (EW) equipment for the Canadian Navy’s Halifax Frigate Modernization program. Elisra’s systems were selected after meeting the strict standards and challenges required by the customer.

On May 14, 2009, the Company’s wholly owned U.S. subsidiary, Elbit Systems of America announced the award of a contract from the U.S. Army for the Mortar Fire Control (MFC) Systems Integration program. The contract is a hybrid Indefinite Delivery /Indefinite Quantity-Time and Materials (ID/IQ-T&M) type contract, which provides for orders up to $197.5 million amount over a five-year period. The initial order under the contract is valued at approximately $22 million and is expected shortly.

Earning Release

On May 17, 2009, the Company’s subsidiary, Elbit Systems of America, and General Dynamics Armament and Technical Products announced the formation of a new joint venture named UAS Dynamics, LLC, to provide unmanned aerial systems (UAS) to the Department of Defense and other potential U.S. government customers through programs such as the recently announced U.S. Marine Corps’ Small Tactical Unmanned Aircraft Systems (STUAS)/Tier II program. The solutions that UAS Dynamics will offer are based on advanced, mature UAS designs that accumulated more than 150,000 operational flight hours to date: the combat-proven Hermes® and Skylark® systems, developed and fielded by the Company. UAS Dynamics will adapt those proven designs to incorporate new logistics resources to rapidly field and satisfy evolving U.S. requirements.

On May 18, 2009, the Company announced it was awarded a contract valued at €25 million to supply the Austrian Army with Elbit Systems’ new 12.7mm unmanned Electrically Remote Controlled Weapon Stations. The systems will be delivered over the course of the next four years. The contract for the Austrian Army was signed between Elbit Systems and IVECO S.p.A., a subsidiary of the Fiat Group, prime contractor for the program. The Weapon Stations provided by Elbit Systems will be integrated into IVECO Defence Vehicles’ Light Multi-role Vehicles (LMV) 4X4.

Management Comment:

The President and CEO of Elbit Systems, Joseph Ackerman, commented: “We are satisfied with the first quarter’s profitability, which resulted in part from our efficient management of business synergies. The growth in the C4ISR area of operations is encouraging and a good example of our ability to successfully foresee our customers’ needs. We have also witnessed continued demand in other areas of our activity. Based on all these factors, we expect a double digit growth in revenues in 2009, as compared to 2008.”

Mr. Ackerman added: “Based on our recent acquisitions, as well as our recent announcements regarding cooperation with industry leaders, we continue to feel confident about our future success.”

Dividend:

The Board of Directors declared a dividend of $0.30 per share for the first quarterof 2009. The dividend’s record date is June 2, 2009, and the dividend will be paid on June 15, 2009, net of taxes and levies, at the rate of 16.61%.

Earning Release

Conference Call

The Company will also be hosting a conference call today, Wednesday, May 20, 2009 at 9:30am ET. On the call, management will review and discuss its first quarter 2009 results and will be available to answer questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Numbers: 1 888 723 3164

UK Dial-in Number: 0 808 101 2717

ISRAEL Dial-in Number: 03 918 0650

INTERNATIONAL Dial-in Number: +972 3 918 0650

at:

9:30am Eastern Time; 6:30am Pacific Time; 2:30pm UK time and 4:30pm Israel time

This call will be broadcast live on Elbit Systems’ web-site at http://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the end of the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers:

1 888 269 0005 (US) or +972 3 925 5951 (Israel and International).

About Elbit Systems Ltd.

Elbit Systems Ltd. Is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance (“C4ISR”), unmanned air vehicle (UAV) systems, advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms and developing new technologies for defense, homeland security and commercial aviation applications.

Earning Release

Attachments:

Consolidated balance sheet

Consolidated statements of income

Condense consolidated statements of cash flow

Consolidated revenue distribution by areas of operation and by geographical regions

	Company Contact:	IR Contact:

	Joseph Gaspar, Executive VP & CFO	Ehud Helft / Kenny Green
Dalia Rosen, Head of Corporate Communications
	Elbit Systems Ltd.	GK Investor Relations
	Tel: +972-4 831-6663	Tel: 1 646 201 9246
	Fax: +972-4-831-6944	E-mail:	info@gkir.com
E-mail:	j.gaspar@elbitsystems.com
dalia.rosen@elbitsystems.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. And/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact. Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

(FINANCIAL TABLES TO FOLLOW)

Earning Release

ELBIT SYSTEMS LTD.

CONSOLIDATED BALANCE SHEETS

(In thousands of US Dollars)

	March 31	December 31
	2009	2008

Assets

Current assets:
Cash short term deposits and marketable securities	268,760	278,043
Trade receivables	478,986	477,010
Other receivables and pre-paid expenses	190,213	203,990
Inventories, net of advances	637,860	644,107
Total current assets	1,575,819	1,603,150

Investment in affiliated companies and a partnership	64,898	62,300
Long-term deposits and marketable securities	40,632	34,355
Long-term receivables and others	233,616	252,519
Property and equipment, net	384,508	384,086
Goodwill and other intangible assets, net	601,802	594,283
Total assets	2,901,275	2,930,693

Liabilities and Shareholder’s Equity

Short-term bank credit and loans	6,542	15,413
Other current liabilities	1,259,541	1,297,731
Long-term loans	303,114	269,760
Other long-term liabilities	511,868	547,481
	2,081,065	2,130,385

Elbit Systems Ltd.’s shareholders’ equity	737,124	723,833
Non-controlling interests(*)	83,086	76,475
Total shareholders’ equity	820,210	800,308
Total liabilities and shareholders’ equity	2,901,275	2,930,693

(*) The Company has adopted SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements, an amendment to ARB No. 51,” as of January 1, 2009. Pursuant to SFAS No. 160, net income attributable to non-controlling interests is presented in the statement of income as part of consolidated net income and then shown on a separate line item as a reduction to arrive at net income attributable to Elbit Systems Ltd., which is the equivalent of “net income” presented in previous statements of income. Cumulative net income attributable to non-controlling interests is presented on the balance sheets as part of total shareholders’ equity and is else shown on a separate line item. Total shareholders equity ,net of the comulative net income attributable to non-controling interests,represents the shareholders’ equity attributable to the company’s ordinary shareholders equity,which is the equivalent of “shareholders equity” presented in previous balance sheets.

Earning Release

ELBIT SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands of US Dollars, except for share and per share amounts)

	Three Months Ended March 31		Year Ended December 31
	2009	2008	2008

Revenues	656,932	616,063	2,638,271
Cost of revenues	448,664	445,390	1,870,830
Gross profit	208,268	170,673	767,441

Operating expenses:
Research and development, net	45,880	38,035	184,984
Marketing and selling	56,916	52,504	198,274
General and administrative	28,888	31,629	134,182
Acquired IPR&D	—	—	1,000
Total operating expenses	131,684	122,168	518,440

Operating income	76,584	48,505	249,001

Financial expenses, net	(19,039)	(4,600)	(36,815)
Other income (expenses), net	(95)	4,096	94,294
Income before taxes on income	57,450	48,001	306,480
Taxes on income	(12,212)	(7,922)	(54,367)
	45,238	40,079	252,113

Equity in net earnings of affiliated companies and partnership	4,776	2,565	14,435
Consolidated net income	50,014	42,644	266,548

Less: net income attributable to non-controlling interests(*)	(6,760)	(10,491)	(62,372)
Net income attributable to Elbit Systems Ltd.	43,254	32,153	204,176

Earnings per share attributable to Elbit Systems Ltd.’s ordinary shareholders:
Basic net earnings per share	1.03	0.76	4.85
Diluted net earnings per share	1.02	0.75	4.78
Weighted average number of shares used in computation of basic earnings per share	42,097	42,067	42,075
Weighted average number of shares used in computation of diluted earnings per share	42,534	42,876	42,758

(*) The Company has adopted SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements, an amendment to ARB No. 51,” as of January 1, 2009. Pursuant to SFAS No. 160, net income attributable to non-controlling interests is presented in the statement of income as part of consolidated net income and then shown on a separate line item as a reduction to arrive at net income attributable to Elbit Systems Ltd., which is the equivalent of “net income” presented in previous statements of income. Cumulative net income attributable to non-controlling interests is presented on the balance sheets as part of total shareholders’ equity and is else shown on a separate line item. Total shareholders equity ,net of the comulative net income attributable to non-controling interests,represents the shareholders’ equity attributable to the company’s ordinary shareholders equity,which is the equivalent of “shareholders equity” presented in previous balance sheets.

Earning Release

ELBIT SYSTEMS LTD.

CONDENSE CONSOLIDATED STATEMENTS OF CASH FLOW

(In thousands of US Dollars)

	Three months ended March 31		Year ended December 31
	2009	2008	2008

Cash flow from operating activities
Net income	43,254	32,153	204,176
Depreciation and amortization	30,031	30,645	129,437
Other adjustments to reconcile net income to net cash	(3,577)	23,244	1,663
Changes in net operating assets	(64,259)	(19,750)	(125,848)
Net cash provided by operating activities	5,449	66,292	209,428

Net cash used in investing activities	(99,833)	(56,794)	(171,707)

Net cash provided by (used in) financing activities	24,101	(47,197)	(195,853)

Net increase (decrease) in cash and cash equivalents	(70,283)	(37,699)	(158,132)
Cash and cash equivalent at the beginning of the period	204,670	362,802	362,802
Cash and cash equivalent at the end of the period	134,387	325,103	204,670

Earning Release

ELBIT SYSTEMS LTD.

DISTRIBUTION OF REVENUES

Consolidated revenue by areas of operation:

	Three Months Ended March 31				Year Ended December 31
	2009		2008		2008
	$ millions	%	$ millions	%	$ millions	%

Airborne systems	172.9	26.3	155.3	25.2	634.7	24.1
Land systems	141.8	21.6	156.0	25.3	699.5	26.5
C4ISR systems	230.1	35.0	181.9	29.5	844.5	32.0
Electro-optics	82.7	12.6	88.1	14.3	336.7	12.7
Other (mainly non-defense engineering and production services)	29.4	4.5	34.8	5.7	122.9	4.7
Total	656.9	100.0	616.1	100.0	2,638.3	100.0

Consolidated revenues by geographical regions:

	Three Months Ended March 31				Year Ended December 31
	2009		2008		2008
	$ millions	%	$ millions	%	$ millions	%

Israel	124.5	18.9	123.1	20.0	474.4	18.0
United States	210.7	32.1	215.1	34.9	907.1	34.4
Europe	162.2	24.7	137.1	22.2	653.1	24.7
Other countries	159.5	24.3	140.8	22.9	603.7	22.9
Total	656.9	100.0	616.1	100.0	2,638.3	100.0